UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13G


                  Under the Securities Exchange Act of 1934
                             (Amendment No. 4)*

                    Milton Federal Financial Corporation
                    ------------------------------------
                              (Name of Issuer)


                                Common Shares
                       ------------------------------
                       (Title of Class of Securities)


                                 601795 10 7
                               --------------
                               (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.   601795 10 7              13G

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    United National Bank and Trust Co.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                        (a)

                                                        (b)  x

3   SEC USE ONLY



4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States



                          5   SOLE VOTING POWER
   NUMBER OF                  121,249
     SHARES
  BENEFICIALLY            6   SHARED VOTING POWER
     OWNED                    -0-
    BY EACH
   REPORTING              7   SOLE DISPOSITIVE POWER
     PERSON                   -0-
      WITH
                          8   SHARED DISPOSITIVE POWER
                              -0-


9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    121,249

10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    5.35%



12  TYPE OF REPORTING PERSON*

    BK



CUSIP No.   601795 10 7              13G

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Milton Federal Financial Corporation Employee Stock Ownership Plan

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)

                                                  (b)  x

3   SEC USE ONLY



4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Ohio



                          5   SOLE VOTING POWER
   NUMBER OF                  -0-
     SHARES
  BENEFICIALLY            6   SHARED VOTING POWER
     OWNED                    -0-
    BY EACH
   REPORTING              7   SOLE DISPOSITIVE POWER
     PERSON                   192,240
      WITH
                          8   SHARED DISPOSITIVE POWER
                              -0-



9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    192,240

10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    8.0%


12  TYPE OF REPORTING PERSON*

    EP


Item 1(a).  Name of Issuer:

            Milton Federal Financial Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

            25 Lowry Drive
            West Milton, Ohio 45383

Item 2(a).  Name of Person Filing:

            United National Bank and Trust Co.

            Milton Federal Financial Corporation Employee Stock Ownership Plan

Item 2(b).  Address of Principal Business Office or, if none,
            Residence:

            United National Bank and Trust Co.
            220 Market Avenue South
            Canton, Ohio 44702

            Milton Federal Financial Corporation Employee Stock Ownership Plan United National Bank and Trust Co.
            220 Market Avenue South
            Canton, Ohio 44702

Item 2(c).  Citizenship:

            United National Bank and Trust Co.:  United States
            Milton Federal Financial Corporation Employee Stock Ownership Plan:
            Organized in Ohio

Item 2(d).  Title of Class of Securities:

            Common Shares

Item 2(e).  CUSIP Number

            601795 10 7

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)  [   ]  Broker or Dealer registered under Section 15 of the
Act

            (b)  [ x ]  Bank as defined in section 3(a)(6) of the Act

            (c)  [   ]  Insurance Company as defined in section 3(a)(19) of
                        the Act

            (d)  [   ]  Investment Company registered under section 8 of the
                        Investment Company Act

            (e)  [   ]  Investment Advisor registered under section 203 of
                        the Investment Advisers Act of 1940

            (f)  [ x ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see [SECTION] 240.13d-1(b)(1)(ii)(F)

            (g)  [   ]  Parent Holding Company, in accordance with
                        [SECTION] 240.13d-1(b)(1)(ii)(G)

            (h)  [   ]  Group, in accordance with
                        [SECTION] 240.13d-1(b)(1)(ii)(H)

Item 4.     Ownership:

            United National Bank and Trust Co.

            (a)  Amount Beneficially Owned:

                 121,249

            (b)  Percent of Class:

                 5.35%

            (c)  Number of shares as to which such person has:

                (i)    sole power to vote or to direct the vote:  121,249

                (ii)   shared power to vote or to direct the vote:  -0-

                (iii) sole power to dispose or to direct the disposition of: -0-

                (iv) shared power to dispose or to direct the disposition of: -0-


            Milton Federal Financial Corporation Employee Stock Ownership Plan

            (a)  Amount Beneficially Owned:
                 192,240

            (b)  Percent of Class:

                 8.0%

            (c)  Number of shares as to which such person has:

                (i)    sole power to vote or to direct the vote:  -0-

                (ii)   shared power to vote or to direct the vote:  -0-

                (iii) sole power to dispose or to direct the disposition of: 192,240

                (iv) shared power to dispose or to direct the disposition of: -0-


              At December 31, 1997, there were 192,240 common shares of Milton Federal Financial Corporation held by the Milton Federal Financial Corporation Employee Stock Ownership Plan (the "Plan"). National City Bank is the Trustee of the Plan. Under the terms of the Plan and the Trust Agreement, the Trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares or allocated shares with respect to which no instructions have been received, the Plan provides that the Trustee shall vote such shares in the Trustee's discretion.
              As of December 31, 1997, 70,991 shares had been allocated to Plan participants.

            Although the Trustee has general authority to sell assets, because the Plan provides that the Trustee is to invest primarily in shares of the issuer, the authority to dispose of such shares is limited by the Plan to certain circumstances.

Item 5.     Ownership of Five Percent or Less of a Class:

            Not applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person:

            Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
            Company:

            Not applicable.

Item 8.     Identification and Classification of Members of the Group:

            Not applicable.

Item 9.     Notice of Dissolution of Group:

            Not applicable.


Item 10.    Certification:

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       UNITED NATIONAL BANK AND TRUST CO.


Date: February 10, 1998                By: /s/ Samuel M. Lincoln
      -------------------                 ----------------------------



                                       MILTON FEDERAL FINANCIAL
                                        CORPORATION EMPLOYEE STOCK
                                        OWNERSHIP PLAN

                                       By United National Bank and Trust
                                       Co., Trustee



Date: February 10, 1998                By: /s/ Samuel M. Lincoln
      -------------------                 ----------------------------


                                  EXHIBIT A

                 AGREEMENT FOR JOINT FILING OF SCHEDULE 13G


      The undersigned hereby agree that the Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of Milton Federal Financial
Corporation, an Ohio corporation, shall be, and is, filed on behalf of each of the undersigned.



                                       UNITED NATIONAL BANK AND TRUST CO.



Date: February 10, 1998                By: /s/ Samuel M. Lincoln
      -------------------                 ----------------------------




                                       MILTON FEDERAL FINANCIAL
                                        CORPORATION EMPLOYEE STOCK
                                        OWNERSHIP PLAN

                                       By United National Bank and Trust
                                       Co., Trustee



Date: February 10, 1998                By: /s/ Samuel M. Lincoln
      -------------------                 ----------------------------